Cooper-Standard Holdings Inc.

39550 Orchard Hill Place Drive

Novi, MI 48375

Tel: (248) 596-5900

November 19, 2010

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin T. Dobbie

Re:	Cooper-Standard Holdings Inc.

Registration Statement on Form S-1 (File No. 333-168316)

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Cooper-Standard Holdings Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2010 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00p.m., Eastern Standard Time, on November 23, 2010, or as soon thereafter as it is practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

COOPER-STANDARD HOLDINGS INC.

By:	/s/ Timothy W. Hefferon
	Name:	Timothy W. Hefferon, Esq.
	Title:	Vice President, General
Counsel and Secretary